Exhibit (a)(5)(M)
THE HOME DEPOT ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER
ATLANTA, September 4, 2007 — The Home Depot®, the world’s largest home improvement retailer, today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 5 p.m. on Friday, August 31, 2007. Based on the preliminary count by the depositary for the tender offer, The Home Depot expects to purchase approximately 289.6 million shares in the offer, at a price of $37.00 per share, for a total cost of approximately $10.7 billion, excluding fees and expenses related to the tender.
Based on the depositary’s preliminary count, a total of approximately 290.0 million shares were validly tendered in the offer at a price of $37.00 per share. Accordingly, the preliminary proration factor for the offer will be approximately 99.8 percent. The approximately 289.6 million shares expected to be purchased in the offer represent approximately 14.6 percent of the shares outstanding on August 31, 2007.
The shares expected to be purchased in the offer include the 250,000,000 shares the Company initially offered to purchase and approximately 39.6 million additional shares that the Company has elected to purchase pursuant to the terms of its tender offer.
The number of shares to be purchased and the price per share under the tender offer are preliminary. Final results will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased and the price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter.
Shareholders and investors who have questions or need information about the tender offer may contact the information agent, D.F. King & Co., Inc., at 1-800-628-8536.
In connection with this offer, Computershare, Inc. served as depositary, Lehman Brothers and Merrill Lynch as dealer managers and King & Spalding as legal advisor.
The Home Depot® is the world’s largest home improvement specialty retailer, with 2,206 retail stores in all 50 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands, 10 Canadian provinces, Mexico and China. In fiscal 2006, The Home Depot had sales from continuing operations of $79.0 billion and earnings from continuing operations of $5.3 billion. The Company employs approximately 350,000 associates. The Home Depot’s stock is traded on the New York Stock Exchange (NYSE: HD) and is included in the Dow Jones industrial average and Standard & Poor’s 500 index. HDE
Certain statements contained herein, including any statements related to the recapitalization plan and the tender offer, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on currently available information and are based on our current expectations and projections about future events. These risks and uncertainties include, but are not limited to, economic conditions in
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North America and; the success of the recapitalization plan and the tender offer, as it may be supplemented and amended from time to time. Undue reliance should not be placed on such forward-looking statements as they speak only as of the date hereof, and we undertake no obligation to update these statements to reflect subsequent events or circumstances except as may be required by law. Additional information regarding other risks and uncertainties is contained in our periodic filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 28, 2007.

For more information, contact:
Financial Community	News Media
Diane Dayhoff	Paula Drake
Sr. Vice President — Investor Relations	Sr. Manager — Corporate Communications
(770) 384-2666	(941) 284-4999
diane_dayhoff@homedepot.com	paula_drake@homedepot.com